-------------------------------------------
                                                  OMB APPROVAL
                                   -------------------------------------------
                                     OMB Number:
                                     Expires:

                                     Estimated average burden
                                     hours per form...................

                                   -------------------------------------------



                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D/A

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*


                       Healthcore Medical Solutions, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                              Class A Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    42220B101
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                Adam D. Eilenberg
                    Ehrenreich Eilenberg Krause & Zivian LLP
                         11 East 44th Street, 17th Floor
                              New York, N.Y. 10017
                                 (212) 986-9700
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                February 24, 1999
--------------------------------------------------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement of Schedule 13G to report the acquisition which is the subject of the Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

CUSIP No.   42220B101                 13D


--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON



                           SIGA Pharmaceuticals, Inc.
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [ ]
                                                             (b)  [ ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*



                                       WC
--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]


--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION


                                       DE
--------------------------------------------------------------------------------
                  7    SOLE VOTING POWER
   NUMBER OF           230,800 (including 149,800 Warrants
     SHARES                     exercisable at $6.50 per share)
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             0
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             230,800 (including 114,800 Warrants
                                exercisable at $6.50 per share)
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       0


--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       230,800 (including 114,800 Warrants exercisable at $6.50 per share)
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [  ]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


       3.84% (taking into account only shares of Common Stock; 7.37% if also including 114,800 Warrants exercisable at $6.50 per share)
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*



                                       CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  42220B101                   13D

                                  Schedule 13D


Item 1. Security and Issuer

This statement relates to the Class A Common Stock, $.01 par value ("Common Stock"), of Healthcore Medical Solutions, Inc. (the "Issuer"), which has its principal executive office at 11904 Blue Ridge Boulevard, Grandview, MO 64030.

This statement is filed pursuant to Rule 13d-2(a) with respect to securities owned by the reporting person specified herein as of February 24, 1999 and amends the Schedule 13 D filed on October 15, 1998 and Amendment No. 1 filed on January 11, 1999 (collectively the "Schedule 13D"). Except as set forth herein, the Schedule 13D is hereby restated in its entirety.

Item 3. Source of Funds or Other Consideration

     From January 22, 1999 through February 24, 1999, the Reporting Person made the following open market sales of an aggregate of 35,000 units of the Issuer's securities ("Units"), each Unit consisting of one share of Common Stock and one currently exercisable Warrant (the "Warrant") to purchase one share of Common Stock (at an exercise price of $6.50 per share):

Date                     No. Units Sold                     Sale Price per Unit

1/22/99                   1,000                             $2.25

1/25/99                   2,000                             $1.625

1/26/99                   8,000                             $1.6875

1/27/99                   3,000                             $1.9375

2/23/99                   9,000                             $1.75

2/24/99                  12,000                             $1.625

TOTAL                    35,000

The Reporting Person currently holds 116,000 shares of Common Stock, which represents only 3.84% of the class of Common Stock. However, the Reporting Person also holds the 114,800 Warrants that are included in the Units, which are currently exercisable, even though the exercise price of the Warrants is substantially in excess of the current market price for the Common Stock. The Reporting Person currently has no intention of exercising any of the Warrants. When the shares of Common Stock issuable upon exercise of the Warrants are included with the shares of Common Stock currently held by the Reporting Person, the percentage of the entire class of Common Stock beneficially held by the Reporting Person is 7.37%.

Item 4. Purpose of Transaction

The Reporting Person disposed of an aggregate of 35,000 Units in January and February 1999 based on favorable market prices for the Units and other business opportunities. The Reporting Person is continuing discussions with management about methods of maximizing or enhancing shareholder value, including the possibility of a combination between the Issuer and the Reporting Person.

While the Reporting Person has no present intention to purchase or sell any additional shares of Common Stock or Units, it may, depending upon its evaluation of the Issuer's business and prospects, determine to increase or decrease or dispose of its position in the Issuer. In making any such determination, the Reporting Person will also take into consideration other available business opportunities and general economic conditions.

Item 5. Interest in Securities of the Issuer

See Items 7 through 13 of the Schedule 13D/A cover page.

Signature


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  Feburary 26, 1999

                                           SIGA PHARMACEUTICALS, INC.

                                           By: /s/ JUDSON A. COOPER
                                              ----------------------------------
                                               Name:  Judson A. Cooper
                                               Title: Chairman of the Board